                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of August 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: August 02, 2006                   By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                                          CIB
                                                                          LISTED
                                                                           NYSE

                         CONSOLIDATED FINANCIAL RESULTS
                       FOR THE QUARTER ENDED JUNE 30, 2006

AUGUST 2, 2006. Medellin, Colombia - Today, BANCOLOMBIA S.A. (NYSE: CIB) announced its financial results for the second quarter of fiscal year 2006, ended June 30, 2006.(1)

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT

                                                     QUARTER
                                             -----------------------      GROWTH
(Ps millions)                                   1Q 06        2Q 06     2Q 06/ 1Q 06
                                             ----------   ----------   ------------
ASSETS
Loans and financial leases, net              18,365,410   21,084,601        14.81%
Investment securities, net                    8,315,148    7,954,602        -4.34%
Other assets                                  4,284,405    4,448,419         3.83%
                                             ----------   ----------     --------
TOTAL ASSETS                                 30,964,963   33,487,622         8.15%
                                             ----------   ----------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS                                     18,343,438   20,681,265        12.74%
Non-interest bearing                          3,229,036    3,282,769         1.66%
Interest bearing                             15,114,402   17,398,496        15.11%
OTHER LIABILITIES                             9,422,199    9,590,872         1.79%
TOTAL LIABILITIES                            27,765,637   30,272,137         9.03%
Shareholders' equity                          3,199,326    3,215,485         0.51%
                                             ----------   ----------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   30,964,963   33,487,622         8.15%
                                             ----------   ----------     --------
Interest income                                 747,905      484,489       -35.22%
Interest expense                                289,761      301,759         4.14%
NET INTEREST INCOME                             458,144      182,730       -60.12%
Net provisions                                  (50,678)      (7,554)      -85.09%
Fees and income from service, net               206,119      210,335         2.05%
Other operating income                           84,938       87,677         3.22%
Operating expense                              (418,911)    (426,601)        1.84%
Non-operating income, net                         2,269       55,515     2,346.67%
Income tax expense                              (67,779)     (33,054)      -51.23%
                                             ----------   ----------     --------
NET INCOME                                      214,102       69,048       -67.75%
                                             ==========   ==========     ========

----------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. Any reference to BANCOLOMBIA must be understood as referring to the Bank together with its affiliates, unless otherwise specified. The unaudited pro forma combined condensed financial statements for the second quarter of 2005 and the relevant numbers developed from such financial statements presented below are derived from
     (a) the unaudited consolidated financial statements of Bancolombia as of June 30, 2005 (b) the unaudited consolidated financial statements of Corporacion Financiera Nacional y Suramericana S.A. ("Corfinsura"), giving effect to the spin-off of the portion of Corfinsura's assets and liabilities that were not assumed by Bancolombia through the merger, as of June 30, 2005 and (c) the unaudited consolidated financial statements of Conavi Banco Comercial y de Ahorros S.A ("Conavi"), as of June 30, 2005, as if the merger had been completed as of those dates.

These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia (COLGAAP), are stated in nominal terms and have not been audited. Even though for purposes of COLGAAP historical pro forma information is not required, these pro forma financial statements are presented for comparison purposes. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as "Ps."

The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Bancolombia would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined condensed financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs currently expected to result from the merger. No assurance can be given that any such savings or other expected benefits of the merger will in fact take place, whether at the level of management's current expectations or at all.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS REFERRING TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: June 30, 2006   Ps 2,579.08 = US$ 1   Average exchange rate June
                                                     2006 Ps 2,361.40 = US$ 1

Contacts
SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

1.   HIGHLIGHTS(2):

     - Despite positive operating results for the second quarter of 2006, the Bank's overall results were negatively impacted by the volatility of the international capital markets. The Colombian sovereign bonds sell-off, resulted in a drop in prices, as the benchmark TES 2020 yield rose from 7.62%, at the end of the first quarter, to 10.50% as of June 30, 2006. This drove interest on investments to a loss of Ps 158,401 million, compared to the Ps 135,379 million gain from the first quarter and to Ps 228,791 million gain from the second quarter of 2005.

     - As a result, net income for the second quarter of 2006 amounted to Ps 69,048 million, decreasing 71.7% as compared to Ps 243,522 million pro forma for the second quarter of 2005, and 67.7% as compared to Ps 214,102 million for the first quarter of 2006.

     - As of June 30, 2006, BANCOLOMBIA's net loans totaled Ps 21,085 billion, increasing 14.8% compared to Ps 18,365 billion in the previous quarter and 25.1% on a year-to-year basis. Similarly, interest on loans increased 4.7% quarterly and 8.1% yearly.

     - The deposit mix improved for the quarter. Total deposits amounted to Ps 20,681 billion increasing 12.7% for the quarter and 20.2% for the year, while interest on deposits increased 5.4% for the quarter and decreased 1.1% for the year.

     - Net fees and income from services totaled Ps 210,335 million for the quarter, increasing 19.6% compared to the pro forma figure for the same period in 2005, and increasing 2.1% from the quarter ended on March 31, 2006.

     - The financial business grew during the first six months of 2006, while the operating expenses remained stable for the quarter and increased 5.2% in a year over year basis, below the Bank's assets growth.

     - BANCOLOMBIA's ratio of past due loans to total loans at June 30, 2006 was 2.7% and the ratio of allowances to past due loans was 130.7%.

STOCK INDICATORS

                                                               AS OF
                                                       ---------------------
                              1Q 06         2Q 06      MAR-31-06   JUN-30-06
                           -----------   -----------   ---------   ---------
Net Income (Ps millions)       214,102        69,048    214,102     283,150
USD Earnings per ADS             0.513         0.147      0.513       0.603
ROAA                              2.78%         0.91%      2.78%       1.87%
ROAE                             25.11%         8.49%     25.11%      17.41%
P/BV ADS (1)                      4.55          3.52
P/BV Local (2) (3)                4.45          3.03
P/E (4)                          16.74         37.00
Shares Outstanding         727,827,005   727,827,005

(1)  Defined as ADS price divided by ADS book value.

(2) Defined as Share price on the Colombian Stock Exchange divided by share book value.

(3)  Share prices on the Colombian Stock Exchange

(4)  Defined as market capitalization divided by annualized quarter results

----------
(2) This is the fourth time BANCOLOMBIA has released consolidated quarterly financial results since the merger that took place on July 30, 2005. This report contains pro forma figures for the second quarter of 2005 as if the spin off of Corfinsura and the merger with Conavi and Corfinsura (after the spin-off) had taken place on that date, for the purpose of comparison. All references to numbers for periods prior to the merger contained herein were derived from such pro forma consolidated financial statements.

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

2.   CONSOLIDATED BALANCE SHEET

2.1  ASSETS

     BANCOLOMBIA's total assets for the quarter amounted to Ps 33,488 billion as of June 30, 2006, increasing 8.15% as compared to Ps 30,965 billion as of March 31, 2006. This represents an increase of 17.2% over the year from Ps 28,569 billion as of June 30, 2005. The assets growth is a result of the positive dynamic of the loan portfolio.

2.1.1 LOAN PORTFOLIO

     The loan portfolio presented very positive figures amounting to Ps 21,085 billion as of June 30, 2006, increasing 14.8% for the quarter and 25.1% on a year-to-year basis.

     Corporate loans presented a robust growth amounting to Ps 9,552 billion for the quarter, increasing 17.5% as compared to Ps 11,224 billion in the previous quarter. This represents an increase of 21.9% as compared to Ps 9,208 billion for the same period of 2005.

     The retail and small and medium-sized enterprise ("SME") loans maintained their positive growth rates. They amounted to Ps 5,806 billion as of June 30, 2006, increasing 12.3% over the quarter and 30.3% over the year. Similarly, financial leases maintain their positive trend amounting to Ps 3,099 billion, increasing 8.7% over the quarter and 27.3% over the year.

     In March, the Bank implemented a new commercial strategy based on 1% per month fixed-rate ten year mortgages that resulted in a strong growth of the mortgage loans during the second quarter, amounting to Ps 1,719 billion as of June 30, 2006. This represents a 12.3% increase over the quarter, and an 18.1% increase over the year.

LOAN PORTFOLIO

                                                                                           GROWTH
                                           30-JUN-05      AS OF                  -------------------------
(Ps millions)                              PRO FORMA    31-MAR-06    30-JUN-06   2Q 06/1Q 06   2Q 06/2Q 05
                                          ----------   ----------   ----------   -----------   -----------
CORPORATE
Working capital loans                      7,299,250    8,414,643    9,983,764      18.65%       36.78%
Loans funded by
   domestic development banks              1,174,277      433,435      394,049      -9.09%      -66.44%
Trade financing                              601,761      598,818      649,875       8.53%        8.00%
Overdrafts                                    96,980       74,824      147,057      96.54%       51.64%
Credit cards                                  36,101       30,233       49,363      63.28%       36.74%
                                          ----------   ----------   ----------      -----       ------
TOTAL CORPORATE                            9,208,369    9,551,953   11,224,108      17.51%       21.89%
                                          ----------   ----------   ----------      -----       ------
RETAIL AND SMES
Working capital loans                      1,474,432    1,663,145    1,878,090      12.92%       27.38%
Personal loans                             1,426,152    1,613,637    1,807,138      11.99%       26.71%
Loans funded by
   domestic development banks                368,252      406,196      405,651      -0.13%       10.16%
Credit Cards                                 497,677      613,549      700,157      14.12%       40.69%
Overdrafts                                   138,108      141,874      176,774      24.60%       28.00%
Automobile loans                             480,300      675,834      760,980      12.60%       58.44%
Trade Financing                               69,530       57,084       77,305      35.42%       11.18%
                                          ----------   ----------   ----------      -----       ------
TOTAL RETAIL AND SMES                      4,454,451    5,171,319    5,806,095      12.27%       30.34%
                                          ----------   ----------   ----------      -----       ------
MORTGAGE                                   1,455,408    1,530,291    1,719,002      12.33%       18.11%
                                          ----------   ----------   ----------      -----       ------
FINANCIAL LEASES                           2,434,171    2,850,547    3,099,021       8.72%       27.31%
                                          ----------   ----------   ----------      -----       ------
TOTAL LOANS AND FINANCIAL LEASES          17,552,399   19,104,110   21,848,226      14.36%       24.47%
ALLOWANCE FOR LOAN LOSSES AND FINANCIAL
   LEASES                                   (692,832)    (738,700)    (763,625)      3.37%       10.22%
                                          ----------   ----------   ----------      -----       ------
TOTAL LOANS AND FINANCIAL LEASES, NET     16,859,567   18,365,410   21,084,601      14.81%       25.06%
                                          ==========   ==========   ==========      =====       ======

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

2.1.2 INVESTMENT PORTFOLIO

     BANCOLOMBIA's investments in debt securities amounted to Ps 7,699 billion, decreasing 5.3% over the quarter. Aside from the growth figures, important changes in the debt securities portfolio took place during the quarter. Trading debt securities decreased 26.0% over the quarter, while debt securities classified as available for sale and held to maturity increased 43.4% and 21.3%, respectively.

2.1.3 ASSET QUALITY

     As of June 30, 2006, the Bank's past due loans accounted for 2.7% of total loans. Charged-off loans for the quarter amounted to Ps 57,203 billion. Loans classified as C, D and E were 2.7% of total loans. Furthermore, the ratio of allowances to past due loans at the end of the quarter was 130.7%, very similar to the ratio of allowances to loans classified as C, D and E, which was 129.6%.

LOANS AND FINANCIAL LEASES CLASSIFICATION

(Ps millions)                                AS OF 30-JUN-05     AS OF 31-MAR-06     AS OF 30-JUN-06
                                            -----------------   -----------------   -----------------
"A" Normal                                  16,255,409   92.6%  17,880,922   93.6%  20,437,368   93.6%
"B" Subnormal                                  628,849    3.1%     628,404    3.3%     814,255    3.7%
"C" Deficient                                  209,101    1.3%     208,751    1.1%     199,243    0.9%
"D" Doubtful recovery                          284,589    2.1%     219,086    1.1%     247,670    1.1%
"E" Unrecoverable                              174,451    0.9%     166,947    0.9%     149,690    0.7%
                                            ----------   ----   ----------   ----   ----------   ----
TOTAL                                       17,552,399    100%  19,104,110    100%  21,848,226    100%
                                            ==========   ====   ==========   ====   ==========   ====
LOANS AND FINANCIAL LEASES CLASSIFIED
AS C, D AND E AS A PERCENTAGE OF TOTAL
LOANS AND FINANCIAL LEASES                         3.8%                3.1%                2.7%


ASSET QUALITY

                                                                                         GROWTH
                                          30-JUN-05     AS OF                  -------------------------
(Ps millions)                             PRO FORMA   31-MAR-06    30-JUN-06   2Q 06/1Q 06   2Q 06/2Q 05
                                          ---------   ---------   ----------   -----------   -----------
Total performing past due loans            286,525     298,428     334,001         11.92%      16.57%
Total non-performing past due loans (1)    250,046     298,567     257,666        -13.70%       3.05%
Total past due loans                       536,571     596,995     591,667         -0.89%      10.27%
Allowance for loans and accrued
   interest losses                         705,553     748,226     773,157          3.33%       9.58%
Past due loans to total loans                 3.06%       3.12%       2.71%
Non-performing loans to total loans           1.42%       1.56%       1.18%
C, D, and E loans to total loans              3.81%       3.11%       2.73%
Allowances to past due loans (2)            131.49%     125.33%     130.67%
Allowances to C, D, and E loans (2)         105.60%     125.80%     129.59%
Allowances to non-performing loans (2)      282.17%     250.61%     300.06%
Allowances to total loans                     4.02%       3.92%       3.54%
Performing loans to total loans              98.58%      98.44%      98.82%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, small business loans that are past due 30 days or more and mortgage loans that are past due 60 days or more.

(2)  Allowance means allowance for loan and accrued interest losses.

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

2.2  LIABILITIES

     The Bank's deposits presented robust growth, amounting to Ps 20,681 billion as of June 30, 2006, increasing 12.7% over the quarter and 20.2% over the year. The deposit mix improved over the year. On a year-over-year basis, interest-bearing deposits increased 18.4% while non-interest bearing deposits increased 31.2%. Specifically, Checking and Savings accounts increased 29.8% and 29.1%, respectively, while time deposits increased 7.2% over the year, as compared to the 2005 pro forma figures.

2.3  SHAREHOLDERS' EQUITY

     BANCOLOMBIA's shareholders' equity was stable for the quarter, amounting to Ps 3,215 billion as of June 30, 2006. This represents an increase of 9.0% over the year. Due to the decrease of Colombia's government bond prices
     (TES), unrealized losses on available-for-sale debt securities amounted to Ps 56.3 billion as of June 30, 2006.

     At the end of the second quarter, the Bank's consolidated ratio of technical capital to risk-weighted assets decreased to 11.3% mainly due to the solid growth of the loan portfolio.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS

                                             30-JUN-05
Consolidated (Ps millions)                   PRO FORMA    31-MAR-06    30-JUN-06
                                            ----------   ----------   ----------
Basic capital (Tier I)                       1,955,867    2,758,088    2,835,435
Additional capital (Tier II)                   513,214      392,604      369,393
Technical capital (1)                        2,469,081    3,150,692    3,204,828
Risk weighted assets included market risk   22,203,580   24,891,156   28,282,884
CAPITAL ADEQUACY (2)                             11.12%       12.66%       11.33%

(1)  Technical capital is the sum of basic capital and additional capital.

(2)  Capital Adequacy is Technical capital divided by Risk weighted assets

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

3.   INCOME STATEMENT

     BANCOLOMBIA's net income amounted to Ps 69,048 million for the quarter ended June 30, 2006, as compared to Ps 214,102 million for the previous quarter and Ps 243,522 million pro forma for the second quarter of 2005. This represents a decrease of 67.8% and 71.7%, respectively, due to the losses resulting from the mark to market valuation of Colombian bond prices.

3.1  NET INTEREST INCOME

     Interest on loans totaled Ps 543,606 million for the second quarter of 2006, increasing 4.7% as compared to Ps 519,316 million for the previous quarter and 8.1% compared to Ps 502,733 million pro forma for the second quarter of 2005. On the other hand, interests on investment securities were negatively impacted by the decrease of Colombian bond prices for the second quarter of 2006 amounting to a total loss of Ps 158,401 million.

     The most representative bond in the market is the COLOMBIA TES 20 which matures in July 2020. As illustrated below, this bond was traded at a yield of 7.62% as of March 31, 2006 and at 10.50% the end of the second quarter it.

                                TES JULY 24/2020

                               (PERFORMANCE GRAPH)

                              (PLOT POINTS TO COME)

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

3.2  PROVISIONS

     During the second quarter of 2006, provisions for loan and interest losses amounted to Ps 67,228 million, increasing 4.7% and 53.6% as compared to the previous quarter and to pro forma results for the second quarter of 2005, respectively. Approximately Ps 8,000 million from these provisions corresponds to adjustments made by the new provisioning regulation.

3.3  FEES AND INCOME FROM SERVICES

     Contributions to income from the various sources of fee generation continued to demonstrate a positive trend. Net fees and income from services amounted to Ps 210,335 million, increasing 2.1% over the quarter and 19.6% as compared to Ps 175,917 million pro forma results for the second quarter of 2005.

     BANCOLOMBIA's accumulated unconsolidated credit card billing increased 16.6% during the year, resulting in a 20.7% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 14.7%, resulting in a 15.5% market share.

ACCUMULATED CREDIT CARD BILLING

                                          June-05                   %         2006
(Millons of pesos as of June 30, 2006)   Pro Forma    June-06    Growth   Market Share
                                         ---------   ---------   ------   ------------
Bancolombia VISA                           399,535     478,560   19.78%       6.55%
Bancolombia Mastercard                     657,110     728,557   10.87%       9.97%
Bancolombia American Express               239,210     303,287   26.79%       4.15%
TOTAL BANCOLOMBIA                        1,295,855   1,510,404   16.56%      20.68%
                                         ---------   ---------   -----
Colombian credit card market             5,583,171   7,304,603   30.83%
                                         ---------   ---------   -----

Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE

                                                June-05                   %          2006
Outstanding credit cards as of June 30, 2006   Pro Forma    June-06    Growth   Market Share
                                               ---------   ---------   ------   ------------
Bancolombia VISA                                 174,354     205,237   17.71%       5.28%
Bancolombia Mastercard                           252,905     272,303    7.67%       7.01%
Bancolombia American Express                      96,617     123,282   27.60%       3.17%
TOTAL BANCOLOMBIA                                523,876     600,822   14.69%      15.47%
                                               ---------   ---------   -----
Colombian credit card market                   3,056,154   3,884,469   27.10%
                                               ---------   ---------   -----

Source: Credibanco, American Express and Red Multicolor.

3.4  OTHER OPERATING INCOME

     Other operating income totaled Ps 87,677 million during the second quarter of 2006, increasing 3.2% over the quarter and 72.8% over the year. This increase is mainly due to the net foreign exchange gains added to the forward contracts in foreign currency, which amounted to Ps 64,387 million during the quarter.

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

3.5  OPERATING EXPENSES

     Total operating expenses were stable for the quarter, amounting to Ps 412,462 million, which represents a 6.0% increase on a year-over-year basis.

     As explain in section [1] of this document, the decrease in price of bonds had a negative impact in the operating income of the Bank. BANCOLOMBIA's operating expenses to net operating income efficiency ratio increase to 88.7% for the quarter. In a six month accumulated basis the income efficiency ratio reached 68.7%.

     The Bank's efficiency measured as operating expenses over average total assets was to 5.63% for the quarter and 5.58% during the first half of 2006.

PRINCIPAL RATIOS

                                                          QUARTER
                                                 -------------------------        AS OF
                                                   2Q 05                     ---------------
                                                 PRO FORMA   1Q 06   2Q 06   JUN-05   JUN-06
                                                 ---------   -----   -----   ------   ------
PROFITABILITY
Net interest margin (1)                             8.22%     6.73%   2.67%   7.38%    4.69%
Return on average total assets (2)                  3.41%     2.78%   0.91%   2.95%    1.87%
Return on average shareholders' equity (3)         33.02%    25.11%   8.49%  28.55%   17.41%

EFFICIENCY
Operating expenses to net operating income (4)     54.45%    55.91%  88.74%  56.73%   68.74%
Operating expenses to average total assets (4)      5.71%     5.44%   5.63%   5.67%    5.58%

CAPITAL ADEQUACY
Shareholders' equity to total assets               10.33%    10.33%   9.60%
Technical capital to risk weighted assets          11.12%    12.66%  11.33%

(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)  Net income divided by monthly average assets.

(3)  Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total net fees and income from services, and total other operating income. Operating expenses include merger expenses and good will amortization.

3.6  NON OPERATING INCOME - EXPENSES

     Non-operating income for the second quarter of 2006 increased due to non-recurrent events, amounting to Ps 55,515 million. Other income amounted Ps 121,284 million due to the recovery of differed taxes provisions from the investment portfolio and from the derivatives portfolio.

     Non-operating expenses amounted to Ps 64,224 million, primarily due to the following two events:

          1. There were some adjustments as a result of the merger. The corporate dissolution of 3001 S.A. (a subsidiary of Conavi S.A.) took place during the quarter with two effects: a loss of Ps 30,108 million accounted as "other expenses" and a gain accounted as "recovery of provisions for foreclosed assets and other assets" that amounted to Ps 33,632 million.

          2. There was a provision of Ps 20,285 million corresponding to legal contingencies.

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

CONSOLIDATED BALANCE SHEET

                                                                             GROWTH
                                                                        -----------------
                                   JUN-05        AS OF                    LAST
(Ps millions)                     PRO FORMA     MAR-06       JUN-06     QUARTER    ANNUAL
                                 ----------   ----------   ----------   -------   -------
ASSETS
Cash and due from banks           1,146,552    1,432,090    1,123,060    -21.58%    -2.05%
Overnight funds sold                812,086      257,964      647,403    150.97%   -20.28%
TOTAL CASH AND EQUIVALENTS        1,958,638    1,690,054    1,770,463      4.76%    -9.61%
                                 ----------   ----------   ----------   -------   -------
DEBT SECURITIES                   7,400,501    8,131,968    7,698,653     -5.33%     4.03%
Trading                           4,080,234    5,393,302    3,990,245    -26.01%    -2.21%
Available for Sale                2,474,099    1,749,010    2,508,292     43.41%     1.38%
Held to Maturity                    846,168      989,656    1,200,116     21.27%    41.83%
EQUITY SECURITIES                   213,193      256,589      334,519     30.37%    56.91%
Trading                              31,678       56,378      137,378    143.67%   333.67%
Available for Sale                  181,515      200,211      197,141     -1.53%     8.61%
Market value allowance              (64,532)     (73,409)     (78,570)     7.03%    21.75%
NET INVESTMENT SECURITIES         7,549,162    8,315,148    7,954,602     -4.34%     5.37%
                                 ----------   ----------   ----------   -------   -------
Commercial loans                 11,441,432   12,062,241   14,052,561     16.50%    22.82%
Consumer loans                    2,125,156    2,547,051    2,903,674     14.00%    36.63%
Small business loans                 96,232      113,980       73,968    -35.10%   -23.14%
Mortgage loans                    1,455,408    1,530,291    1,719,002     12.33%    18.11%
Finance lease                     2,434,171    2,850,547    3,099,021      8.72%    27.31%
Allowance for loan losses          (692,832)    (738,700)    (763,625)     3.37%    10.22%
NET TOTAL LOANS AND FINANCIAL
   LEASES                        16,859,567   18,365,410   21,084,601     14.81%    25.06%
                                 ----------   ----------   ----------   -------   -------
Accrued interest receivable on
   loans                            198,598      199,623      210,003      5.20%     5.74%
Allowance for accrued interest
   losses                           (12,721)      (9,526)      (9,532)     0.06%   -25.07%
NET TOTAL INTEREST ACCRUED          185,877      190,097      200,471      5.46%     7.85%
                                 ----------   ----------   ----------   -------   -------
Customers' acceptances and
   derivatives                       88,989      104,372       54,707    -47.58%   -38.52%
Net accounts receivable             309,650      395,484      396,608      0.28%    28.08%
Net premises and equipment          525,010      645,915      649,493      0.55%    23.71%
Foreclosed assets, net               54,562       26,663       25,859     -3.02%   -52.61%
Prepaid expenses and deferred
   charges                           60,188       34,404       50,516     46.83%   -16.07%
Goodwill                             62,264       45,297       53,991     19.19%   -13.29%
Operating leases, net               127,500      157,761      149,800    -5.05%     17.49%
Other                               391,319      648,030      725,965     12.03%    85.52%
Reappraisal of assets               396,574      346,328      370,546      6.99%   -6.56%
                                 ----------   ----------   ----------   -------   -------
TOTAL ASSETS                     28,569,300   30,964,963   33,487,622      8.15%    17.22%
                                 ==========   ==========   ==========   =======   =======
LIABILITIES AND SHAREHOLDERS'
   EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING              2,502,570    3,229,036    3,282,769      1.66%    31.18%
Checking accounts                 2,246,186    2,758,182    3,006,549      9.00%    33.85%
Other                               256,384      470,854      276,220    -41.34%     7.74%
                                 ----------   ----------   ----------   -------   -------
INTEREST BEARING                 14,696,705   15,114,402   17,398,496     15.11%    18.38%
Checking accounts                 1,056,500    1,152,790    1,281,143     11.13%    21.26%
Time deposits                     6,812,775    6,739,068    7,306,274      8.42%     7.24%
Savings deposits                  6,827,430    7,222,544    8,811,079     21.99%    29.05%
                                 ----------   ----------   ----------   -------   -------
TOTAL DEPOSITS                   17,199,275   18,343,438   20,681,265     12.74%    20.24%
Overnight funds                   1,534,014    1,650,203    1,818,644     10.21%    18.55%
Bank acceptances outstanding         41,949       40,990       62,563     52.63%    49.14%
Interbank borrowings              1,274,645    1,810,035    1,899,892      4.96%    49.05%
Borrowings from domestic
   development banks              1,809,234    2,407,828    2,439,329      1.31%    34.83%
Accounts payable                    875,924    1,021,597    1,001,489     -1.97%    14.34%
Accrued interest payable            188,319      205,177      218,011      6.26%    15.77%
Other liabilities                   304,678      465,855      392,553    -15.73%    28.84%
Bonds                             1,992,489    1,477,542    1,382,430     -6.44%   -30.62%
Accrued expenses                    344,474      292,622      320,850      9.65%    -6.86%
Minority interest in
   consolidated subsidiaries         54,315       50,350       55,111      9.46%     1.47%
                                 ----------   ----------   ----------   -------   -------
TOTAL LIABILITIES                25,619,316   27,765,637   30,272,137      9.03%    18.16%
                                 ==========   ==========   ==========   =======   =======
SHAREHOLDERS' EQUITY
SUBSCRIBED AND PAID IN CAPITAL      363,604      363,914      366,027      0.58%     0.67%
RETAINED EARNINGS                 1,847,228    2,215,130    2,325,159      4.97%    25.87%
Appropiated                       1,426,164    2,001,028    2,042,009      2.05%    43.18%
Unappropiated                       421,064      214,102      283,150     32.25%   -32.75%
                                 ----------   ----------   ----------   -------   -------
REAPPRAISAL AND OTHERS              624,607      569,793      580,639      1.90%    -7.04%
GROSS UNREALIZED GAIN OR LOSS
   ON DEBT SECURITIES               114,545       50,489      (56,340)  -211.59%  -149.19%
                                 ----------   ----------   ----------   -------   -------
TOTAL SHAREHOLDER'S EQUITY        2,949,984    3,199,326    3,215,485      0.51%     9.00%
                                 ==========   ==========   ==========   =======   =======

                                                              (BANCOLOMBIA LOGO)

                                                                            2Q06

CONSOLIDATED INCOME STATEMENT

                                         AS OF                                       QUARTER
                                 ---------------------                   ------------------------------             GROWTH
                                   JUN-05                                  2Q 05                          -------------------------
(Ps Millions)                    PRO FORMA     JUN-06    JUN-06/JUN-05   PRO FORMA    1Q 06      2Q 06    2Q 06/1Q 06   2Q 06/2Q 05
                                 ---------   ---------   -------------   ---------   -------   --------   -----------   -----------
INTEREST INCOME AND EXPENSES
Interest on loans                  987,243   1,062,922         7.67%      502,733    519,316    543,606        4.68%         8.13%
Interest on investment
   securities                      378,989     (23,022)     -106.07%      228,791    135,379   (158,401)    -217.01%      -169.23%
Overnight funds                     15,643      17,635        12.73%        9,593      9,015      8,620       -4.38%       -10.14%
Leasing                            136,089     174,859        28.49%       69,005     84,195     90,664        7.68%        31.39%
TOTAL INTEREST INCOME            1,517,964   1,232,394       -18.81%      810,122    747,905    484,489      -35.22%       -40.20%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
Interest expense
Checking accounts                    9,090      15,230        67.55%        4,476      7,098      8,132       14.57%        81.68%
Time deposits                      230,657     218,552        -5.25%      114,599    106,016    112,536        6.15%        -1.80%
Savings deposits                   118,381     112,121        -5.29%       60,438     55,277     56,844        2.83%        -5.95%
TOTAL INTEREST ON DEPOSITS         358,128     345,903        -3.41%      179,513    168,391    177,512        5.42%        -1.11%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
Interbank borrowings                20,693      55,669       169.02%        9,925     28,085     27,584       -1.78%       177.92%
Borrowings from domestic
   development banks                78,523      83,183         5.93%       36,980     40,857     42,326        3.60%        14.46%
Overnight funds                     40,236      47,115        17.10%       25,668     20,835     26,280       26.13%         2.38%
Bonds                               80,739      59,650       -26.12%       35,530     31,593     28,057      -11.19%       -21.03%
TOTAL INTEREST EXPENSE             578,319     591,520         2.28%      287,616    289,761    301,759        4.14%         4.92%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
NET INTEREST INCOME                939,645     640,874       -31.80%      522,506    458,144    182,730      -60.12%       -65.03%
Provision for loan and accrued
   interest losses, net            (77,385)   (131,433)       69.84%      (43,757)   (64,205)   (67,228)       4.71%        53.64%
Recovery of charged-off loans       31,306      32,074         2.45%       19,424     16,747     15,327       -8.48%       -21.09%
Provision for foreclosed
   assets and other assets         (28,674)    (20,132)      -29.79%      (18,089)   (12,636)    (7,496)     -40.68%       -58.56%
Recovery of provisions for
   foreclosed assets and other
   assets                           24,234      61,259       152.78%       19,520      9,416     51,843      450.58%       165.59%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
TOTAL NET PROVISIONS               (50,519)    (58,232)       15.27%      (22,902)   (50,678)    (7,554)     -85.09%       -67.02%
NET INTEREST INCOME AFTER
   PROVISION FOR LOANS AND
   ACCRUED INTEREST LOSSES         889,126     582,642       -34.47%      499,604    407,466    175,176      -57.01%       -64.94%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
Commissions from banking
   services and other services      35,477      69,320        95.39%       17,484     27,963     41,357       47.90%       136.54%
Electronic services and ATM
   fees                             54,028      42,550       -21.24%       29,842     20,725     21,825        5.31%       -26.86%
Branch network services             22,806      26,151        14.67%       11,798     12,833     13,318        3.78%        12.88%
Collections and payments fees       27,043      33,844        25.15%       13,916     15,164     18,680       23.19%        34.23%
Credit card merchant fees            4,740       4,314        -8.99%        4,315      2,235      2,079       -6.98%       -51.82%
Credit and debit card annual
   fees                             99,771     118,251        18.52%       46,665     59,248     59,003       -0.41%        26.44%
Checking fees                       26,782      28,988         8.24%       13,869     14,696     14,292       -2.75%         3.05%
Warehouse services                  27,524      34,012        23.57%       12,775     17,981     16,031      -10.84%        25.49%
Fiduciary activities                28,827      28,870         0.15%       14,720     15,595     13,275      -14.88%        -9.82%
Brokerage fees                      28,857      36,111        25.14%       14,774     23,383     12,728      -45.57%       -13.85%
Check remittance                     4,998       5,589        11.82%        2,572      2,852      2,737       -4.03%         6.42%
International operations            14,627      15,674         7.16%        8,005      6,836      8,838       29.29%        10.41%
FEES AND OTHER SERVICE INCOME      375,480     443,674        18.16%      190,735    219,511    224,163        2.12%        17.53%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
Fees and other service
   expenses                        (27,889)    (27,220)       -2.40%      (14,818)   (13,392)   (13,828)       3.26%        -6.68%
TOTAL FEES AND INCOME FROM
   SERVICES, NET                   347,591     416,454        19.81%      175,917    206,119    210,335        2.05%        19.56%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
OTHER OPERATING INCOME
Net foreign exchange gains         (61,475)    143,463       333.37%      (42,994)    11,269    132,194     1073.08%       407.47%
Forward contracts in foreign
   currency                        105,166     (63,470)     -160.35%       67,505      4,337    (67,807)   -1663.45%      -200.45%
Gains on sales of investments
   on equity securities              3,123      43,015      1277.36%        3,123     34,121      8,894      -73.93%       184.79%
Dividend income                     39,364      19,718       -49.91%          570     19,620         98      -99.50%       -82.81%
Revenues from commercial
   subsidiaries                     48,989      21,951       -55.19%       20,205     13,245      8,706      -34.27%       -56.91%
Communication, postage, rent
   and others                        6,423       7,938        23.59%        2,339      2,346      5,592      138.36%       139.08%
TOTAL OTHER OPERATING INCOME       141,590     172,615        21.91%       50,748     84,938     87,677        3.22%        72.77%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
TOTAL INCOME                     1,378,307   1,171,711       -14.99%      726,269    698,523    473,188      -32.26%       -34.85%
OPERATING EXPENSES
Salaries and employee benefits     302,163     335,647        11.08%      153,441    163,778    171,869        4.94%        12.01%
Bonus plan payments                  8,703       8,288        -4.77%        2,383      8,227         61      -99.26%       -97.44%
Compensation                         4,685       1,598       -65.89%        2,443        716        882       23.18%       -63.90%
Administrative and other
   expenses                        392,851     398,012         1.31%      198,877    198,526    199,486        0.48%         0.31%
Deposit security, net               28,805      29,333         1.83%       15,180     15,682     13,651      -12.95%       -10.07%
Donation expenses                      403         135       -66.50%          295         58         77       32.76%       -73.90%
Depreciation                        43,183      48,034        11.23%       16,317     21,598     26,436       22.40%        62.02%
TOTAL OPERATING EXPENSES           780,793     821,047         5.16%      388,936    408,585    412,462        0.95%         6.05%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
NET OPERATING INCOME               597,514     350,664       -41.31%      337,333    289,938     60,726      -79.06%       -82.00%
Merger expenses                     18,422      12,478       -32.26%       13,299      4,664      7,814       67.54%       -41.24%
Goodwill amortization (1)           11,324      11,987         5.85%        5,662      5,662      6,325       11.71%        11.71%
NON-OPERATING INCOME (EXPENSE)
Other income                        37,991     141,745       273.10%       24,077     20,461    121,284      492.76%       403.73%
Minority interest                   (3,088)     (4,306)       39.44%       (1,267)    (2,761)    (1,545)     -44.04%        21.94%
Other expense                      (40,335)    (79,655)       97.48%      (26,908)   (15,431)   (64,224)     316.20%       138.68%
TOTAL NON-OPERATING INCOME          (5,432)     57,784      1163.77%       (4,098)     2,269     55,515     2346.67%      1454.69%
INCOME BEFORE INCOME TAXES         562,336     383,983       -31.72%      314,274    281,881    102,102      -63.78%       -67.51%
Income tax expense                (141,272)   (100,833)      -28.62%      (70,752)   (67,779)   (33,054)     -51.23%       -53.28%
                                 ---------   ---------      -------       -------    -------    -------    --------       -------
NET INCOME                         421,064     283,150       -32.75%      243,522    214,102     69,048      -67.75%       -71.65%
                                 =========   =========      =======       =======    =======    =======    ========       =======

(1) Includes Banco de Colombia and Comercia S.A. amortization.